UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                   Tucows Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    898697107

                                 (CUSIP Number)

                                 August 19, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
 Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 19 Pages

CUSIP NO. 898697107                 13G                 Page 2 of 19 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Starboard Value & Opportunity Fund, LLC                       20-0666124
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    3,381,352 shares of Common Stock
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    3,381,352 shares of Common Stock
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
             3,381,352 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                               [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 898697107                 13G                 Page 3 of 19 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Admiral Advisors, LLC                                  37-1484525
------------------------------------------------------------------- ---------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    3,381,352 shares of Common Stock
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    3,381,352 shares of Common Stock
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
              3,381,352 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                               [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 898697107                 13G                 Page 4 of 19 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Ramius Securities, L.L.C.                              58-2253019
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    1,203,448 shares of Common Stock
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    1,203,448 shares of Common Stock
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,203,448 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                               [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.8%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            BD
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 898697107                 13G                 Page 5 of 19 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Ramius Capital Group, LLC                     13-3937658
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    4,584,800 shares of Common Stock
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    4,584,800 shares of Common Stock
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
             4,584,800 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                               [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IA, OO
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 898697107                 13G                 Page 6 of 19 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            C4S & Co., LLC                 13-3946794

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    4,584,800 shares of Common Stock
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    4,584,800 shares of Common Stock
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
             4,584,800 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                               [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 898697107                 13G                 Page 7 of 19 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Peter A. Cohen
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,584,800 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,584,800 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,584,800 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                               [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 898697107                 13G                 Page 8 of 19 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Morgan B. Stark
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,584,800 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,584,800 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
             4,584,800 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                               [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 898697107                 13G                 Page 9 of 19 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Jeffrey M. Solomon
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,584,800 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,584,800 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,584,800 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                               [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 898697107                 13G                 Page 10 of 19 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Thomas W. Strauss
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,584,800 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,584,800 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,584,800 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                               [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 898697107                 13G                 Page 11 of 19 Pages


Item 1.

(a)  Name of Issuer

         Tucows Inc., a Delaware corporation (the "Company").

(b) Address of Issuer's Principal Executive Offices

         96 Mowat Avenue,
         Toronto, Ontario M6K 3M1, Canada

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

          Starboard Value & Opportunity Fund, LLC
          c/o Ramius Capital Group, LLC
          666 Third Avenue, 26th Floor
          New York, New York 10017
          Citizenship: Delaware

          Admiral Advisors, LLC
          c/o Ramius Capital Group, LLC
          666 Third Avenue, 26th Floor
          New York, New York 10017
          Citizenship: Delaware

          Ramius Securities, L.L.C.
          c/o Ramius Capital Group, LLC
          666 Third Avenue, 26th Floor
          New York, New York 10017
          Citizenship: Delaware

          Ramius Capital Group, LLC
          666 Third Avenue, 26th Floor
          New York, New York 10017
          Citizenship: Delaware

          C4S & Co., LLC
          c/o Ramius Capital Group, LLC
          666 Third Avenue, 26th Floor
          New York, New York 10017
          Citizenship: Delaware

          Peter A. Cohen
          c/o Ramius Capital Group, LLC
          666 Third Avenue, 26th Floor
          New York, New York 10017
          Citizenship: United States

          Morgan B. Stark
          c/o Ramius Capital Group, LLC
          666 Third Avenue, 26th Floor
          New York, New York 10017
          Citizenship: United States

          Jeffrey M. Solomon

CUSIP NO. 898697107                 13G                 Page 12 of 19 Pages


          c/o Ramius Capital Group, LLC
          666 Third Avenue, 26th Floor
          New York, New York 10017
          Citizenship: United States

          Thomas W. Strauss
          c/o Ramius Capital Group, LLC
          666 Third Avenue, 26th Floor
          New York, New York 10017
          Citizenship: United States

Item 2(d)  Title of Class of Securities

          Common Stock, no par value ("Common Stock")

Item 2(e)    CUSIP Number

       898697107

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b) [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:

CUSIP NO. 898697107                 13G                 Page 13 of 19 Pages


         (b)   Percent of class:

         (c)   Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote

               (ii)   Shared power to vote or to direct the vote

               (iii)  Sole power to dispose or to direct the disposition of

               (iv)   Shared power to dispose or to direct the disposition of

     As of the date hereof, Starboard Value & Opportunity Fund, LLC, a private investment fund, beneficially owns 3,381,352 shares of Common Stock, constituting approximately 4.9% of the shares of Common Stock outstanding based on the 68,493,838 shares of Common Stock that the Company reported would be issued and outstanding as of August 19, 2005 in its Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on August 11, 2005 (the "Issued and Outstanding Shares"). As the Managing Member of Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 3,381,352 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC. Ramius Securities, L.L.C., a broker-dealer affiliated with Ramius Capital Group, LLC, beneficially owns 1,203,448 shares of Common Stock, constituting approximately 1.8% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC and the managing member of Ramius Securities, L.L.C., Ramius Capital Group, LLC may be deemed to beneficially own the 3,381,352 shares and the 1,203,448 shares of Common Stock owned by Starboard Value & Opportunity Fund LLC and Ramius Securities, L.L.C., respectively, representing an aggregate of 4,584,800 shares, constituting approximately 6.7% of the Issued and Outstanding Shares. As the Managing Member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the 3,381,352 shares and the 1,203,448 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Ramius Securities, L.L.C., respectively, representing an aggregate of 4,584,800 shares, constituting approximately 6.7% of the Issued and Outstanding Shares. As the Managing Members of C4S & Co., LLC, each of Peter
A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 3,381,352 shares and the 1,203,448 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Ramius Securities, L.L.C., respectively, representing an aggregate of 4,584,800 shares, constituting approximately 6.7% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss shares voting and dispositive power with respect to the 3,381,352 shares and the 1,203,448 shares owned by Starboard Value & Opportunity Fund, LLC and Ramius Securities, L.L.C., respectively, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares.

     Each of the Reporting Persons may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in the immediately preceding paragraph, except that Messrs. Cohen, Stark, Solomon and Strauss have shared authority to vote and dispose of the shares reported as beneficially owned by them. Except as set forth above, each of the other Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Persons within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Person reports sole voting and dispositive power with

CUSIP NO. 898697107                 13G                 Page 14 of 19 Pages


respect to such shares based on such person's relationship to the other Reporting Persons within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.


Item 5.  Ownership of Five Percent or Less of a Class

       Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

       Not applicable.

Item 8.  Identification and Classification of Members of the Group

       See Exhibit 1.


Item 9.  Notice of Dissolution of Group

       Not applicable.

Item 10. Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit No.             Exhibit Description

-------------------------------------------------------------------------------
1 Agreement of Joint Filing among Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Securities, L.L.C., Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss dated August 29, 2005.
-------------------------------------------------------------------------------
2                 Power of attorney for Peter A. Cohen, Morgan B. Stark, Thomas
                  W. Strauss and Jeffrey M. Solomon dated March 11, 2005.

CUSIP NO. 898697107                 13G                 Page 15 of 19 Pages


SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 29, 2005

                                      STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                      By: Admiral Advisors, LLC, its managing
                                          member


                                      By: /s/ Jeffrey M. Solomon
                                         --------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Authorized Signatory


                                      ADMIRAL ADVISORS, LLC
                                      By:  Ramius Capital Group, LLC, its
                                           sole member


                                      By: /s/ Jeffrey M. Solomon
                                         --------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Authorized Signatory


                                      RAMIUS SECURITIES, L.L.C.

                                      By: Ramius Capital Group, LLC,
                                          its Managing Member

                                      By: C4S & Co., LLC
                                          as Managing Member

                                      By: /s/ Jeffrey M. Solomon
                                          ---------------------------
                                          Name:  Jeffrey M. Solomon
                                          Title: Managing Member


                                      RAMIUS CAPITAL GROUP, LLC
                                      By:  C4S & Co., LLC, its Managing Member


                                      By: /s/ Jeffrey M. Solomon
                                         --------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Managing Member

CUSIP NO. 898697107                 13G                 Page 16 of 19 Pages



                                      C4S & CO., LLC


                                      By: /s/ Jeffrey M. Solomon
                                         --------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Managing Member


                                      /s/ Jeffrey M. Solomon
                                      -----------------------------------------
                                      Jeffrey M. Solomon, individually and as
                                      attorney-in-fact for Peter A. Cohen,
                                      Morgan B. Stark, and Thomas W. Strauss

CUSIP NO. 898697107                 13G                 Page 17 of 19 Pages


                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement and all amendments thereto are made on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of August 29, 2005

                                      STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                      By: Admiral Advisors, LLC, its managing
                                          member


                                      By: /s/ Jeffrey M. Solomon
                                         --------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Authorized Signatory


                                      ADMIRAL ADVISORS, LLC
                                      By:  Ramius Capital Group, LLC, its
                                           sole member


                                      By: /s/ Jeffrey M. Solomon
                                         --------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Authorized Signatory


                                      RAMIUS SECURITIES, L.L.C.

                                      By: Ramius Capital Group, LLC,
                                          its Managing Member

                                      By: C4S & Co., LLC
                                          as Managing Member

                                      By: /s/ Jeffrey M. Solomon
                                          ---------------------------
                                          Name:  Jeffrey M. Solomon
                                          Title: Managing Member


                                      RAMIUS CAPITAL GROUP, LLC
                                      By:  C4S & Co., LLC, its Managing Member


                                      By: /s/ Jeffrey M. Solomon
                                         --------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Managing Member

CUSIP NO. 898697107                 13G                 Page 18 of 19 Pages



                                      C4S & CO., LLC


                                      By: /s/ Jeffrey M. Solomon
                                         --------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Managing Member


                                      /s/ Jeffrey M. Solomon
                                      -----------------------------------------
                                      Jeffrey M. Solomon, individually and as
                                      attorney-in-fact for Peter A. Cohen,
                                      Morgan B. Stark, and Thomas W. Strauss

CUSIP NO. 898697107                 13G                 Page 19 of 19 Pages


                                                                     EXHIBIT 2


                                POWER OF ATTORNEY


      The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Ramius Capital Group, LLC or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005



                                       /s/ Peter A. Cohen
                                       --------------------------------
                                       Peter A. Cohen



                                       /s/ Morgan B. Stark
                                       --------------------------------
                                       Morgan B. Stark



                                       /s/ Jeffrey M. Solomon
                                       --------------------------------
                                       Jeffrey M. Solomon



                                       /s/ Thomas W. Strauss
                                       --------------------------------
                                       Thomas W. Strauss